Exhibit 12

[ABLEST LOGO]	1901 Ulmerton Road, Suite 300 Clearwater, Florida 33762-2317 (727) 299-1200 www.ablest.com

FOR IMMEDIATE RELEASE Friday, August 1, 2003	SYMBOL: TRADED:	AIH AMEX

ABLEST REPORTS SECOND QUARTER AND FIRST HALF RESULTS

     CLEARWATER, Fla., Aug. 1 — Ablest Inc. today announced that revenue of $24.3 million for the second fiscal quarter ended June 29, 2003, while off 7.5 percent from the corresponding quarter last year, represented a 4.4 percent sequential increase from the first quarter of 2003. The company incurred a second quarter net loss of $72,000 or three cents per basic and diluted share compared with earnings of $405,000 or $0.14 per basic and diluted share for the second quarter of 2002.

     Revenue for the first six months of fiscal 2003 increased 4.4 percent to $47.5 million from $45.5 million in the prior year. For the six months ended June 29, 2003, the company incurred a net loss of $141,000 or five cents per basic and diluted share. For the first half of the prior year, the company reported net income of $78,000 or three cents per share.

     W. David Foster, chief executive officer, noted that 2003 second quarter and first half results were impacted by a $600,000 increase in the company’s reserves for workers’ compensation claims due to adverse developments in a small group of claims originated in 2001 and 2002.

     Mr. Foster added, “We are pleased with the second quarter revenue growth over the first quarter in both our light industrial and clerical businesses. The shortfall compared to the year-ago quarter was primarily attributable to a reduction in the needs of one large account.”

     “We are encouraged by continued stable demand for our services despite ongoing economic weakness,” Mr. Foster continued. “While we are uncertain when the economic recovery will occur, we continue to drive revenue and service. We continue to closely manage expenses and staff levels, lowering SG&A in 2003 by 13 percent for the quarter and 6.1 percent for the six months.”

     Ablest Inc. provides its clients with staffing solutions, managed services and vendor-on-premise (VOP) programs. Staffing solutions include clerical, industrial and information technology personnel provided through Ablest Staffing Services and Ablest Technology Services. Ablest supplies more than 30,000 field employees and consultants to more than 3,500 businesses annually through 44 locations in the Eastern and Southwestern United States.

     Statements made in this news release, other than those concerning historical information, should be considered forward-looking and subject to certain risks and uncertainties, which could cause actual results to differ materially from those projected. Readers should carefully review and consider disclosures, including periodic reports on Forms 10-K and 10-Q filed with the Securities and Exchange Commission, which attempt to advise interested parties of the factors which affect the Company’s business.

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PAGE 2 / ABLEST REPORTS SECOND QUARTER AND FIRST HALF RESULTS

ABLEST INC.
Condensed Statements of Operations
(Amounts in thousands except share and per share amounts)
(Unaudited)

	For the Thirteen Week		For the Twenty-six Week
	Periods Ended		Periods Ended

	June 29, 2003	June 30, 2002	June 29, 2003	June 30, 2002

Net service revenues	$24,264	$26,234	$47,503	$45,461
Cost of services	20,550	21,411	39,666	37,027

Gross profit	3,714	4,823	7,837	8,434

Selling, general and administrative expenses	3,830	4,404	8,075	8,597

Operating income (loss)	(116)	419	(238)	(163)

Other:
Interest income (expense), net	(17)	(6)	(22)	44
Miscellaneous, net	17	(8)	33	(4)

Other income (loss)	—	(14)	11	40

Income (loss) before income taxes	(116)	405	(227)	(123)

Income tax expense (benefit)	(44)	—	(86)	(201)

Net income (loss)	$(72)	$405	$(141)	$78

Basic net income (loss) per common share	$(0.03)	$0.14	$(0.05)	$0.03

Diluted net income (loss) per common share	$(0.03)	$0.14	$(0.05)	$0.03

Weighted average number of common shares in computing net income (loss) per common share
Basic	2,868,381	2,873,007	2,864,845	2,896,944

Diluted	2,868,381	2,893,007	2,864,845	2,916,944

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PAGE 3 / ABLEST REPORTS SECOND QUARTER AND FIRST HALF RESULTS

ABLEST INC.
Condensed Balance Sheets
(Amounts in thousands except share and per share amounts)

	June 29, 2003	December 29, 2002

	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$3,646	$1,858
Accounts receivable, net	11,280	11,639
Prepaid expenses and other current assets	428	296
Current deferred tax asset	988	988

Total current assets	16,342	14,781

Property, plant and equipment, net	728	872
Deferred tax asset, net	2,234	2,234
Goodwill, net	1,283	1,283
Other assets	39	46

Total assets	$20,626	$19,216

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$196	$256
Accrued expenses and other current liabilities	3,692	4,008
Short-term borrowings	2,000	—

Total current liabilities	5,888	4,264

Other liabilities	67	81

Total liabilities	5,955	4,345

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY
Preferred stock of $.05 par value; 500,000 shares authorized, none issued or outstanding at June 29, 2003 and December 29, 2002	—	—
Common stock of $.05 par value; 7,500,000 shares authorized, 3,308,929 and 3,293,395 shares issued and outstanding including shares held in treasury at June 29, 2003 and December 29, 2002, respectively	165	165
Additional paid-in capital	4,936	4,936
Retained earnings	11,584	11,725
Treasury stock at cost; 440,207 and 428,341 shares held at June 29, 2003 and December 29, 2002, respectively	(2,014)	(1,955)

Total stockholders’ equity	14,671	14,871

Total liabilities and stockholders’ equity	$20,626	$19,216

SOURCE:	Ablest Inc.
CONTACT:	Vincent J. Lombardo, Vice President and Chief Financial Officer, 727-299-1200 or vlombardo@ablest.com/